Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and our ratio of earnings to fixed charges and preferred share dividends for the years indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income (loss) from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense and preferred share dividends represent income or loss allocated to preferred shares from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and our ratio of earnings to fixed charges and preferred share dividends for the five years ended December 31, 2014 (dollars in thousands):

	For the Years Ended December 31
	2014		2013		2012		2011		2010
Net income (loss)	$(289,975)		$(285,364)		$(168,341)		$(38,457)		$110,590
Add back fixed charges:
Interest expense	85,701		70,892		75,317		89,649		96,690

Earnings before fixed charges and preferred share dividends	$(204,274)		$(214,472)		(93,024)		51,192		207,280
Fixed charges and preferred share dividends:
Interest expense	85,701		70,892		75,317		89,649		96,690
Preferred share dividends	28,993		22,616		14,660		13,649		13,641

Total fixed charges and preferred share dividends	$114,694		$93,508		$89,977		$103,298		$110,331

Ratio of earnings to fixed charges	—	(1)	—	(1)	—	(1)	—	(1)	2.1x
Ratio of earnings to fixed charges and preferred share dividends	—	(2)	—	(2)	—	(2)	—	(2)	1.9x

(1)	The dollar amount of the deficiency for the years ended December 31, 2014, 2013, 2012 and 2011 is $290.0 million, $285.4 million, $168.3 million, and $38.5 million, respectively.
(2)	The dollar amount of the deficiency for the years ended December 31, 2014, 2013, 2012 and 2011 is $319.0 million, $308.0 million, $183.0 million, and $52.1 million, respectively.